FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.                    Reporting Issuer

PLATINUM GROUP METALS LTD.
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone:  (604) 899-5450     Facsimile:  (604) 484-4710

Item 2.                      Date of Material Change    July 7, 2008

Item 3.                      Press Release

The Issuer issued a press release at Vancouver, BC dated July 7, 2008 to the TSX.

Item 4.                      Summary of Material Change

Platinum Group Metals Ltd. (PTM-TSX; PLG-AMEX) announces a positive Feasibility Study for the Project 1 Platinum mine of the Western Bushveld Joint Venture (“WBJV”) in South Africa.

Item 5.                   1.) Full Description of Material Change
See the news release dated July 7, 2008.

2.) Disclosure for Restructuring Transactions N/A

Item 6.	Reliance on Section 85(2) of the Act (British Columbia) And Section 118(2) of the Act (Alberta)	N/A

Item 7.                      Omitted Information                                                                N/A

Item 8.                      Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO   Phone: (604) 899-5450

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 11th day of July, 2008.

Platinum Group Metals Ltd.
“R. Michael Jones”
R.Michael Jones
President & CEO

Platinum Group Metals Ltd.   MATERIAL CHANGE REPORT
328 – 550 Burrard Street, Vancouver BC, V6C 2B5 Page  of [INSERT PAGE NUMBER]